Exhibit 99.1

eHi Car Services Announces Formation of a Special Committee to Evaluate Non-Binding Proposal

SHANGHAI, Dec. 11, 2017 -- eHi Car Services Limited (NYSE: EHIC, “eHi” or the “Company), a leading car rental and car services company in China, announced today that, in response to the non-binding proposal from Goliath Advisors Limited (“GAL”) received by the Company's Board of Directors on November 26, 2017 (the "Proposal"), the Board of Directors of eHi has formed a special committee (the "Special Committee") comprised of independent directors Mr. Qian Miao, Mr. Andrew Xuefeng Qian and Mr. David Jian Sun, to evaluate the Proposal.

Since the Company’s announcement of receipt of the Proposal on November 27, 2017, GAL has further indicated that its taking-private acquisition proposal is conditional on certain management and existing shareholders of the Company participating in the transaction contemplated by the Proposal, subject to other conditions set forth in the Proposal.

No decisions have been made by the Special Committee with respect to the Company's response to the Proposal. The Special Committee has not set a definitive timetable for the completion of its evaluation of the Proposal or any other alternative transactions (if any) and does not currently intend to announce developments unless and in the event a definitive agreement has been reached. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that the transactions contemplated by the Proposal or any other transaction will be approved or consummated.

About eHi Car Services Limited

eHi Car Services Limited (NYSE: EHIC) is a leading car rental and car services providers in China. The Company's mission is to provide comprehensive mobility solutions as an alternative to car ownership by best utilizing existing resources and sharing economy to create optimal value. eHi distinguishes itself in China's fast-growing car rental and car services market through its complementary business model, customer-centric corporate culture, broad geographic coverage, efficient fleet management, leading brand name, and commitment to technological innovation. eHi is the exclusive strategic partner in China of Enterprise, the largest car rental company in the world, and is the designated and preferred business partner of Ctrip, a leader in the online travel agency industry in China. For more information regarding eHi, please visit http://en.1hai.cn.

Safe Harbor Statement

This press release contains certain "forward-looking statements" within the meaning of federal securities laws. All statements, other than statements of historical facts, included herein are "forward-looking statements" including, among other things, statements about eHi's beliefs and expectations. The expectations reflected in these forward-looking statements involve significant assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Potential risks and uncertainties include, but are not limited to, risks discussed in ehi's filings with the U.S. Securities and Exchange Commission at www.sec.gov. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For investor and media inquiries, please contact:

In China:
eHi Car Services Limited
Tel: +86 (21) 6468-7000 ext. 8830
E-Mail: ir@ehic.com.cn

In the United States:
The Piacente Group, Inc.
Ms. Brandi Piacente
Tel: +1-212-481-2050
E-Mail: ehi@thepiacentegroup.com

SOURCE eHi Car Services Limited